EA Series Trust
19 East Eagle Road
Havertown, PA 19083

June 18, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	EA Series Trust (the “Trust”) Strive Bitcoin Bond ETF (the “Fund”) File Nos. 333-195493; 811-22961

To whom it may concern:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which were filed for the purpose of registering shares of the Fund as a new series of the Trust. No securities were sold in connection with the Amendments, and the Trust has determined not to proceed with the offering of this series at this time.

Post-Effective Amendment No.	Date Filed	Submission Type	Accession No.
422	12/26/2025	485APOS	0001592900-24-002726
451	3/10/2025	485BXT	0001592900-25-000615
467	4/8/2025	485BXT	0001592900-25-000892
478	5/5/2025	485BXT	0001592900-25-001074
495	6/3/2025	485BXT	0001592900-25-001420

If you have any questions regarding the enclosed, please do not hesitate to contact me at (614) 226-0139 or joshua.hinderliter@etfarchitect.com.

Sincerely,

/s/ Joshua J. Hinderliter
Joshua J. Hinderliter
Vice President